

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

February 17, 2009

Allan P. Merrill
Executive Vice President and Chief Financial Officer
Beazer Homes USA, Inc.
1000 Abernathy Road, Suite 1200
Atlanta, Georgia 30328

      **RE: Beazer Homes USA, Inc.
             Form 10-K for the fiscal year ended September 30, 2008
             File No. 1-12822**

Dear Mr. Merrill:

We have completed our review of your Form 10-K and have no further comments at this time.

If you have any further questions regarding our review of your filing, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, the undersigned at (202) 551-3769.

                          Sincerely,

                          Rufus Decker
                          Accounting Branch Chief